GLOBALFOUNDRIES Inc.

400 Stonebreak Road Extension

Malta, NY 12020

October 4, 2021

BY EDGAR

Ms. Sherry Haywood

Mr. Geoffrey Kruczek

Ms. Effie Simpson

Mr. Mark Rakip

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GLOBALFOUNDRIES Inc.
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted September 13, 2021
CIK No. 0001709048

Dear Ms. Haywood, Mr. Kruczek, Ms. Simpson and Mr. Rakip:

We set forth below the response of GLOBALFOUNDRIES Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated September 28, 2021 with respect to the Company’s Amendment No. 1 to the draft registration statement on Form F-1, CIK No. 0001709048, submitted to the Commission on September 13, 2021.

The Company has publicly filed today its initial registration statement on Form F-1 (the “Registration Statement”), together with this letter, via EDGAR correspondence.

We have reproduced below in bold the Staff’s comments and have provided the Company’s response following each comment. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the Registration Statement. Capitalized terms not otherwise defined in this letter shall have the meanings set forth in the Registration Statement.

Strategic Repositioning

Resized and Refocused Cost Structure, page 64

1.

Please revise your discussion of the non-IFRS financial measure Adjusted gross margin to discuss the most directly comparable IFRS measure (i.e., gross margin) with equal or greater prominence to avoid placing undue prominence on non-IFRS financial measures. Refer to Question 102.10 of the Division’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. Additionally identify this measure, as well as Adjusted gross profit, in your preceding reconciliations of non-IFRS financial measures, reconciling the measures to the most directly comparable IFRS measure.

Response: In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 63 and 98 of the Registration Statement. The Company respectfully advises the Staff that reconciliation of Adjusted gross profit to the most directly comparable IFRS financial measure is provided on page 18 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 68

2.

In light of the significant period to period fluctuations in your results of operations, please discuss and quantify material underlying reasons for the change. With respect to Net revenues, please avoid using terms such as “primarily,” and quantify changes attributed to more than one factor. For example, specifically address the underlying drivers associated with the increase in ASPs and product mix. Regarding Cost of revenues, expand your disclosure of material changes that may offset each other, given that although you quantify the change for the interim six months ended June 30, 2021 compared to the prior interim period, the impact of the increase in wafer fabrication shipments to the overall mix is unclear. Further, expand your disclosure to address the factors causing you to extend the useful lives of your manufacturing equipment given the significant impact such change had on your current period interim results. Refer to Item 303 of Regulation S-K, as well as SEC Interpretive Release Nos. 33-8350 and 33-6835.

Response: In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 71 to 79 of the Registration Statement.

Consolidated Statements of Financial Position, page F-7

3.	We note your response to prior comment 10 regarding the classification of the Loan from shareholder within equity at December 31, 2020 and 2019. Please respond to the following:

•	Please tell us the business purpose for structuring each of the 5 tranches of the Loan from shareholder as a loan versus a capital contribution.

•	Tell us the factors driving the significant number (three) and dollar amount ($568 million) of loan repayments during 2021, with such amounts exceeding repayments made during 2020 and 2019.

•

IAS 32.18 requires the substance of the financial instruments, rather than its legal form to govern classification in the entity’s statement of financial position. Please tell us how you considered the loan repayment history, including increasing level of repayments, during the last three years in evaluating the substance of the loan from shareholder. As part of your response, please discuss the decision making process you went through in deciding to repay amounts owed on the loan during the last three years.

•

In evaluating the substance of the financial instrument, tell us how you considered the fact that the loan was made from your sole shareholder, which controls management, and thus the decision making of the company. For example, tell us how you evaluated whether the shareholder was acting in the capacity as a shareholder or lender.

•

Your disclosure indicates that you anticipate the shareholder will convert the loans provided under the loan facilities to additional paid-in capital immediately prior to the consummation of the offering. Tell us the status of these discussions, and whether additional repayments are expected prior to this occurring.

Response: On October 1, 2021, the board of directors of the Company (the “Board”) approved, among other matters related to the upcoming offering, the conversion of the outstanding shareholder loans in the aggregate amount of $10,112,687,000 into additional paid-in capital, with no additional issuance of shares. On October 3, 2021, the Company and the shareholder completed the conversion. The Company has revised the disclosure on pages 60, 80 and 138 of the Registration Statement to reflect the completion of the conversion. No additional payments have been made in 2021 beyond the $568 million disclosed in the Registration Statement.

When evaluating the substance of the shareholder loans, it is essential to understand the background of the transaction and structure, which is outlined in the timeline below. Additionally, a critical feature in differentiating a financial liability from an equity instrument is the existence of a contractual obligation of one party to the financial instrument (the “Issuer”) to either deliver cash or another financial asset to the other party (the “Holder”) or to exchange financial assets or financial liabilities with the Holder under conditions that are potentially unfavorable to the Issuer.

The substance of a financial instrument, rather than its legal form, governs its classification on the entity’s balance sheet. Substance and legal form are commonly consistent, but not always. Some financial instruments take the legal form of equity but are liabilities in substance and others may combine features associated with equity instruments and features associated with financial liabilities (IAS 32.18). Also important to note is that in March 2006, the Interpretations Committee discussed and confirmed that a contractual obligation must be established through the terms and conditions of the instrument. Thus, by itself, economic compulsion would not result in a financial instrument being classified as a liability under IAS 32.

The Company had no obligation to repay the shareholder loans. Furthermore, there were no contingent settlement provisions that required the Company to repay the shareholder loans. On an annual basis, management provides an operating plan to the Board for approval. The operating plan includes management’s projected cash flows activities, which includes anticipated returns of capital on the equity-classified shareholder loans, if any. We acknowledge that the shareholder loans were provided from the shareholder, which controls the Board. However, we note that the duties of our directors include a duty to act in the bona fide best interests of the Company, including when evaluating and approving the annual operating plan. Repayment, if any, was made at management’s sole discretion, and neither Board nor shareholder approval was required. Actual timing and amounts of the payments were subject to business dynamics based on management’s sole discretion, and may differ from the operating plan.

The consideration of the shareholder loans as equity, rather than liability, is further evidenced by the fact that the Company made no payments on the shareholder loans between 2012 and 2018, and the Company started to make payments on the shareholder loans in 2019 following achievement of surplus cash flow. Additionally, the fact that the Company made, at its sole discretion, payments between 2019 and 2021 does not constitute a contractual obligation.

Having considered the above factors, the Company concluded that the substance of the shareholder loans supports their classification as equity in the Company’s financial statements.

Timeline

•

2012 – Under a prior ownership structure, the Company originally issued liability-classified convertible notes. In 2012, upon the shareholder assuming 100% ownership of the Company, the Company amended its liability-classified convertible notes to equity-classified shareholder loans in order to simplify the capital structure and reduce the complexity and cost of outstanding instruments of the Company.

•	The shareholder commonly issues these instruments to its wholly-owned investments, and records them as equity.

•

These equity instruments provide the Company with complete flexibility to achieve its growth and investment strategy while reducing the operational and cost burden of interest bearing/maturity laden instruments. Further, the simplified structure provides for ease of injecting additional capital without having to adjust the share capital structure.

•

The amendments to the convertible notes allowed the Company sole discretion on if, and when, to return capital on the equity-classified shareholder loans, and made the instrument subordinated to external debt and pari-passu to common equity.

•

2013-2016 – The shareholder issued additional shareholder loans to the Company to fund the significant investments that the Company was making in building a leading-edge wafer fabrication facility in Malta, New York.

•	No payments of interest, dividends or otherwise were made to the shareholder in relation to the equity-classified shareholder loans.

•

Upon completion of the Malta fabrication facility in 2016, the shareholder determined that it would not issue any further investments of this nature or make any other form of equity contribution. Any further funding support would be structured as interest-bearing loans.

•

2017 – The shareholder issued separate interest-bearing notes with repayment obligations to assist with the funding of specific Company investments. Given their substance, the Company determined that for these facilities, the shareholder was acting in the capacity as a lender, and, therefore, classified the notes as liabilities.

•

No payments of interest, dividends or otherwise were made to the shareholder in relation to the equity-classified shareholder loans, and no principal payments were made on the interest-bearing liabilities.

•

2018-2021 – The Company shifted its focus to address the pervasive foundry market opportunity, which, along with the divestment of the Company’s Application Specific Integrated Circuit business in 2019 and a patent legal settlement in 2020, improved cash flow and significantly reduced the Company’s capital and R&D investment requirements, leading to surplus cash flow. The Company determined that using a portion of the surplus cash flow for returns of capital would be in its best interests and accretive to shareholder value.

•	The Company paid down its interest-bearing debt facilities in 2019 ($250 million) and 2020 ($113 million), thereby fully extinguishing the balances.

•	The Company returned capital on the equity-classified shareholder loans in 2019 ($400 million), 2020 ($487 million) and 2021 ($568 million).

•	In aggregate, total payments on both the liability and equity instruments were on a declining trend ($650 million in 2019, $600 million in 2020 and $586 million in 2021).

•	Returns of capital on the equity-classified shareholder loans were made at management’s sole discretion, as neither Board nor shareholder approval was required.

•

Returns of capital were determined by the Company based on how much surplus cash flow was expected to be generated from operational cash flow projections, net of investment requirements. Actual timing and amounts of the payments were subject to business dynamics based on management’s sole discretion.

In 2012, the Company concluded that the shareholder loans should be classified as equity after considering the guidance in IAS 32, the structure of the shareholder loan agreements and the substance of the instruments as outlined above. The recent returns of capital on the equity-classified shareholder loans during the last three years did not change the overall substance of the arrangement, and, therefore, did not require any change in classification from equity to liability. Additionally, the Company believes that the conversion of the shareholder loans to additional paid-in capital, which was completed on October 3, 2021, should provide investors with an accurate representation of the capital structure as of the balance sheet dates presented in the financial statements included in the Registration Statement.

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We hope that the Company’s responses above adequately addresses the Staff’s comments. If the Staff has any questions or requires any additional information, please do not hesitate to contact Adam Fleisher at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2000.

Very truly yours,

/s/ Jeff Worth
Jeff Worth Vice President and General Counsel

cc:	Dr. Thomas Caulfield

GLOBALFOUNDRIES Inc.

David Lopez

Gamal M. Abouali

Adam Fleisher

Cleary Gottlieb Steen & Hamilton LLP

Tad J. Freese

Matthew T. Bush

Latham & Watkins LLP